Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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May 28, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Chicken Soup for the Soul Entertainment, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 3, 2024

File No.001-38125

Ladies and Gentlemen:

On behalf of Chicken Soup of the Soul Entertainment, Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated May 22, 2024, relating to the above-referenced Preliminary Information Statement on Schedule 14C (the “Preliminary information Statement”). Captions and page references herein correspond to those set forth on the amended Information Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Information Statement.

General

1.	We note that the Charter Amendments grant the Strategic Review Committee "exclusive authority" to approve a sale of all or any part of the business of the Company or its subsidiaries and a Chapter 11 pre-arranged restructuring of the Company. Please revise to clarify where appropriate, including in a separate question and answer at page 2, whether that "exclusive authority" would preclude a shareholder vote to approve such actions. Clarify whether and to what extent the provisions of the Charter Amendments are limited or qualified by state or other applicable law.

GRAUBARD MILLER

Securities and Exchange Commission

May 28, 2024

The Charter Amendments provide that the Strategic Review Committee (together with the Chief Restructuring Officer) shall have exclusive authority to, among other actions, cause the Company’s board of directors to approve any sale of all or any part of the business of the Company or its subsidiaries or implement a Chapter 11 pre-arranged restructuring of the Company and/or its subsidiaries as contemplated by a prescribed restructuring term sheet. Any action to be taken by the Company that requires stockholder approval under law shall continue to require stockholder approval. The Lenders, however, have received an irrevocable proxy from the Majority Stockholders to vote in favor of certain restructuring transactions approved by the Strategic Review Committee. To clarify the foregoing, we have added a specific Question and Answer on Page 2 of the Preliminary Information Statement providing the foregoing detail. We have also noted throughout the Preliminary Information Statement that the Charter Amendments will not supersede or eliminate any stockholder vote requirements prescribed by law (including the DGCL). We have added similar clarifying language to the Charter Amendment exhibit itself, which revised language was approved by the board of the Company and the Majority Stockholder on May 24, 2024.

All parties are eager to move towards a closing of this matter and the larger transactions to which this relates. Accordingly, if the Staff requires any additional information or would like to discuss the attached response or the revised Preliminary Information Statement filed today via EDGAR, please do not hesitate to contact me at the above telephone number.

Very truly yours,

/s/ Brian L. Ross
Brian L. Ross

cc. William J. Rouhana, Jr., Chief Executive Officer